
03054310

PB 6/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 12 2003
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-49442

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Orbitex Funds Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Metro Center, One Station Place, Suite 30
(No. and Street)

Stamford, (City) CT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Youree (212) 616-7955
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Hofflich, LLP
(Name – *if individual, state last, first, middle name*)

37 North Avenue, (Address) Norwalk, (City) CT (State) 06851-383 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mitchell Appel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Orbitex Funds Distributors, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

CAROL COBURN FREDING
NOTARY PUBLIC
MY COMMISSION EXPIRES 02/28/2006

Signature

Vice President - Finance
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[x] (o) Auditor's report on the study and evaluation of internal controls.

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS
FINANCIAL ADVISORS

LAWRENCE FELDMAN, CPA
NEIL BAYER, CPA
GILBERT K. WATKINS, CPA
BARRY R. NEWMAN, CPA
ANN D. JEVNE, CPA, PFS
BARRY L. SUNSHINE, CPA
PASQUALINO P. SPAGNOLI, CPA
ERIC J. PRESCOTT, CPA

VICTOR J. PALADINO, CPA
CHERYL A. NUZZOLO, CPA

IRVING SCHWARTZ, CPA (1919-2001)
HENRY HOFFLICH, CPA

Report of Independent Certified Public Accountant

The Board of Directors
Orbitex Funds Distributor, Inc.

We have audited the accompanying statements of financial condition of Orbitex Funds Distributor, Inc. as of December 31, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Orbitex Funds Distributors, Inc. as of December 31, 2001 were audited by other auditors whose report dated January 25, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of Orbitex Funds Distributor, Inc. as of December 31, 2002, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Schwartz & Hofflich LLP

February 27, 2003

37 NORTH AVENUE, NORWALK, CONNECTICUT 06851-3832

ORBITEX FUNDS DISTRIBUTOR, INC.

BALANCE SHEETS

As of December 31,

	2002	2001
Assets		
Cash and cash equivalents	$ 517,084	$ 205,585
Trade commission receivables	551,333	101,305
Cash on deposit	100,000	0
Due from affiliate	38,841	0
Prepaid expenses	73,565	17,886
Total current assets	1,280,823	324,776
Property and equipment, net	68,735	0
Investment in nonmarketable securities	3,300	3,300
Total assets	$ 1,352,858	$ 328,076
Liabilities and shareholder's equity		
Current liabilities		
Accounts payable	$ 751,599	$ 573
Accrued expenses payable	247,212	2,589
Due to affiliates	0	118,790
Total liabilities	998,811	121,952
Shareholder's equity		
Common stock ($0.01 par value, 10,000 shares authorized, issued and outstanding in 2002 and 2001	100	100
Additional paid-in capital	74,900	74,900
Retained earnings	279,047	131,124
Total shareholder's equity	354,047	206,124
Total liabilities and shareholder's equity	$ 1,352,858	$ 328,076

See accompanying notes.

ORBITEX FUNDS DISTRIBUTOR, INC.

STATEMENTS OF OPERATIONS

For the years ended December 31,

	2002	2001
Revenue:		
Commissions	$ 4,971,419	$ 175,814
Administrative fees	0	92,233
Total revenues	4,971,419	268,047
Expenses:		
Commissions paid	966,256	28,960
Clearing fees	1,514,770	2,740
Compensation and benefits	306,329	51,467
Professional fees	1,106,874	0
Corporate overhead	150,000	0
Trading fees	83,165	0
Depreciation and amortization	7,887	0
Other expenses	687,540	27,759
Total expenses	4,822,821	110,926
Income from operations before income taxes	148,598	157,121
Income taxes	675	0
Net income	$ 147,923	$ 157,121

See accompanying notes.

ORBITEX FUNDS DISTRIBUTOR, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

For the years ended December 31, 2002 and 2001

	Common Stock	Additional paid-in Capital	Retained Earnings	Total
Balance, December 31, 2000	$ 100	$ 74,900	$ (25,997)	$ 49,003
Net income	0	0	157,121	157,121
Balance, December 31, 2001	100	74,900	131,124	206,124
Net income	0	0	147,923	147,923
Balance, December 31, 2002	$ 100	$ 74,900	$ 279,047	$ 354,047

See accompanying notes.

ORBITEX FUNDS DISTRIBUTOR, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31,

	2002	2001
Cash flows from operating activities:		
Net income	$ 147,923	$ 157,121
Depreciation and amortization	7,888	0
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) in trade commissions receivables	(450,028)	(101,305)
(Increase) in cash on deposit	(100,000)	0
(Increase) in prepaid expenses	(55,679)	(17,886)
(Increase) in commissions payable	0	(949)
Increase in accrued expenses payable	244,623	2,523
(Increase) in due from affiliates	(157,631)	0
Increase in accounts payable	751,026	118,790
Net cash provided by operating activities	388,122	158,294
Net cash used in investing activities:		
Purchase of property and equipment	(76,623)	0
Net change in cash and cash equivalents	311,499	158,294
Cash and cash equivalents, as of January 1,	205,585	47,291
Cash and cash equivalents, as of December 31,	$ 517,084	$ 205,585
Supplemental disclosure of cash flow information		
Income taxes paid	$ 0	$ 0
Interest paid	$ 0	$ 0

See accompanying notes.

ORBITEX FUNDS DISTRIBUTOR, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE 1- ORGANIZATION

Orbitex Funds Distributor, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a Nebraska corporation that is a wholly owned indirect subsidiary of Orbitex Financial Services Group, Inc.

The accompanying financial statements reflect the historical cost of the assets and liabilities of the Company without regard to the acquisition of the Company by Orbitex Financial Services Group, Inc. completed in January, 2000.

The Company's principal business activity is to act as a wholesale distributor of the Orbitex group of funds. The majority of revenues were derived from commission income from the sale of securities, substantially all of which is paid as commission expense to representatives employed by the Parent. In October 2001, the Company was approved to purchase and sell general securities.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity at the date of purchase of three months or less to be cash equivalents.

Throughout the year, the Company may maintain cash in excess of $100,000 on deposit in individual banks. The Federal Deposit Insurance Corporation insures only the first $100,000 of funds at member banks.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

Revenue recognition

Customer transactions and related commission income is recognized on the trade date.

Depreciation

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is compiled using the straight line method.

Income taxes

The Company accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying

ORBITEX FUNDS DISTRIBUTOR, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (con't.)

amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the consolidated federal and combined state tax returns with related companies. Management expects the Company's income to be completely offset with other related companies losses; accordingly, no income taxes have been recorded in this financial statement, except state income taxes.

NOTE 3 - INVESTMENT IN UNMARKETABLE SECURITIES

The Company holds an investment in the securities of the NASD. The Company considers this an investment in nonliquid securities and accounts for the investment using the lower of cost or market value method.

NOTE 4 - PROPERTY AND EQUIPMENT

The following is a summary of property and equipment-at cost, less accumulated depreciation as of December 31, 2002:

Computer hardware	$ 51,057
Computer software	25,566
	76,623
Less, accumulated depreciation	(7,888)
Total property and equipment, net	$ 68,735

The useful lives of property and equipment for purposes of computing depreciation are:

Computer hardware	2-3 years
Computer software	2 years

Depreciation expense charged to operations for the years ended December 31, 2002 and 2001 were $7,888 and $0, respectively.

NOTE 5 -TRANSACTIONS WITH RELATED PARTIES

The due to (from) affiliate(s) are advances to related companies and are on a non interest bearing basis.

ORBITEX FUNDS DISTRIBUTOR, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE 5 - TRANSACTIONS WITH RELATED PARTIES (con't.)

Included in accounts payable is $28,164 from related companies as of December 31, 2002.

Commissions revenues includes $991,182 and $139,993 from related companies, for the years ended December 31, 2002 and 2001, respectively.

Commissions expense includes $2,540 from related parties for the years ended December 31, 2002.

Professional fees include $900,000 of consulting fees from a related company in 2002. The related company provides services such as due diligence, compliance, market place research and analysis and others to the company.

The company maintains its principal and general offices in the offices of another wholly owned subsidiary of the Parent. Allocated overhead expense for the years ended December 31, 2002 and 2001 are $150,000 and $101,017, respectively.

In 2001, the Company performed supervisory and marketing review services for several of the Parent's subsidiaries for which administrative fees of $92,233 were earned.

NOTE 6 - SALE OF CLASS B SHARES

During 2001, the Company assigned to FEP Capital, L.P. (FEP) $15,463,847 in Class B shares of Orbitex Mutual funds sold. These shares were sold during 2001 and FEP funded the commissions paid to brokers of $773,192. According to the purchase and sale agreement between FEP and the Company executed in 2000, FEP receives all 12b-1 and all contingent deferred sales commissions as compensation and repayment of their financing of commissions paid for Class B shares of Orbitex Mutual funds.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital, as defined of $164,606, which was in excess of its required net capital of $25,000. As of December 31, 2002, the Company had a ratio of aggregate indebtedness to net capital of 6.07 to 1.

NOTE 8 - CLEARING AND DEPOSITORY OPERATIONS

The Company does not conduct clearing and depository operations of customers' securities transactions. The Company is exempt from the provisions of the United States Securities and Exchange Commission Rule 15c3-3, under Paragraph (k)(2)(ii), and is not responsible for compliance with Section 4(c) of Regulation T and the Board of Governors of the Federal Reserve System, because it does not clear transactions with and for customer accounts.

ORBITEX FUNDS DISTRIBUTOR, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE 9- 401 (k) SAVINGS PLAN

The Company maintains through an affiliated company a qualified or deferred compensation plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer a percentage of their salary, subject to Internal Revenue Service limitations. The Company may make discretionary matching contributions, Employer contributions was $1,450 for the year ended December 31, 2002.



CERTIFIED PUBLIC ACCOUNTANTS
FINANCIAL ADVISORS

LAWRENCE FELDMAN, CPA
NEIL BAYER, CPA
GILBERT K. WATKINS, CPA
BARRY R. NEWMAN, CPA
ANN D. JEVNE, CPA, PFS
BARRY L. SUNSHINE, CPA
PASQUALINO P. SPAGNOLI, CPA
ERIC J. PRESCOTT, CPA

VICTOR J. PALADINO, CPA
CHERYL A. NUZZOLO, CPA

IRVING SCHWARTZ, CPA (1919-2001)
HENRY HOFFLICH, CPA

Independent Auditors' report on
Internal Accounting Control Required by SEC Rule 71a-5

The Board of Directors
Orbitex Funds Distributor, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Orbitex Funds Distributor, Inc. ("the Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

37 NORTH AVENUE, NORWALK, CONNECTICUT 06851-3832

Schwartz & Hofflich LLP

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures referred to in the preceding paragraph and to assess whether those objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other that these specified parties.

Schwartz & Hofflich LLP

February 26, 2003

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Orbitex Funds Distributor, Inc. **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) December 31, 2002 [99]
SEC FILE NO. 8-49442 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 517,084	200			$ 517,084	750
2. Receivables from brokers or dealers:						
A. Clearance account	477,401	295				
B. Other	173,932	300	$	550	651,333	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 3,300 [130]						
B. At estimated fair value	0	440	3,300	610	3,300	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	0	480	38,841	670	38,841	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	0	490	68,735	680	68,735	920
11. Other assets	0	535	73,565	735	73,565	930
12. TOTAL ASSETS	$ 1,168,417	540	$ 184,441	740	$ 1,352,858	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Orbitex Funds Distributor, Inc. as of December31,02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	998,811 [1205]	0 [1385]	998,811 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. includes equity subordination (15c3-1(d)) of... $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 998,811 [1230]	$ 0 [1450]	$ 998,811 [1760]

Ownership Equity

		Total
21. Sole Proprietorship		$ [1770]
22. Partnership (limited partners)	($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		100 [1792]
C. Additional paid-in capital		74,900 [1793]
D. Retained earnings		279,047 [1794]
E. Total		354,047 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 354,047 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 1,352,858 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Orbitex Funds Distributor, Inc.** as of December 31, 02

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 354,047	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			354,047	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 354,047	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 184,441	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(184,441)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 169,606	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)	5000	3736	( )	3740
10.	Net Capital			$ 164,606	3750

OMIT PENNIES

Reconciliation of Net Capital differences between focus Report and Annual Audited Report.

Net Capital, as reported in focus Report	$ 152,434
Difference	
(1) Decrease in accrued expenses	$ 12,172
Net Capital, as reported in audit	$ 164,606

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Orbitex Funds Distributor, Inc. as of December 31, 02

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line	Description	Amount	Code
11.	Minimum net capital required (6⅔% of line 19)	$	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 25,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 25,000	3760
14.	Excess net capital (line 10 less 13)	$ 139,606	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19) 22	$ 64,725	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description	Amount	Code	Total	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$ 998,811	3790
17.	Add:				
	A. Drafts for immediate credit 21	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
18.	Total aggregate indebtedness			$ 998,811	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 6.07	3850
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description	Amount	Code
21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	3880
23.	Net capital requirement (greater of line 21 or 22)	$	3760
24.	Excess capital (line 10 less 23)	$	3910
25.	Net capital in excess of the greater of:		
	A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Orbitex Funds Distributor, Inc. as of December 31, 02

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
 A. (k)(1) — $2,500 capital category as per Rule 15c3-1 4550
 B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained 4560
 C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
 Name of clearing firm 30 ____ 4335 ____ 4570
 D. (k)(3) — Exempted by order of the Commission (include copy of letter) 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals